Exhibit 99.2

VOTING PROXY

THE UNDERSIGNED:

Name	:

Address	:

acting on behalf of (only to be completed if relevant)

Name	:

Address	:

(the "Principal").

DECLARES AS FOLLOWS:

1.	The Principal hereby registers for the extraordinary general meeting of shareholders of Sono Group N.V. (the "Company") to be held on January 31, 2024 at 3.00pm Amsterdam time at the offices of Dentons Europe LLP, Amsterdam, the Netherlands, at Gustav Mahlerplein 2, fifth floor, 1082 MA Amsterdam, the Netherlands (the "EGM") and, for purposes of being represented at the EGM, grants a power of attorney to Mr. J.-M.P. Hermans, civil law notary and partner of Dentons Europe LLP, in Amsterdam, the Netherlands, or any substitute to be appointed by him (the "Proxyholder").

2.	The scope of this power of attorney extends to the performance of the following acts on behalf of the Principal at the EGM:
a.	to exercise the voting rights of the Principal in accordance with paragraph 3 below; and
b.	to exercise any other right of the Principal which the Principal would be allowed to exercise at the EGM.

3.	This power of attorney shall be used by the Proxyholder to exercise the Principal's voting rights in the manner directed as set forth below. If no choice is specified in respect of the sole voting item on the agenda, the Proxyholder shall vote "FOR" such agenda item.

Agenda item (voting item)	FOR	AGAINST	ABSTAIN
3. Proposal to authorize the management board of the Company (the Management Board) as the corporate body authorized to issue ordinary shares in the capital of the Company (the Ordinary Shares) and/or high voting shares in the capital of the Company (the High Voting Shares), to effect the Reverse Share Split referred to in agenda item 5 (voting item)

4. Proposal to authorize the Management Board as the corporate body authorised to exclude or limit pre-emption rights. This authorization is limited to the number of shares that the Management Board may issue under the authorizations mentioned in agenda item 5. (voting item)
5. Proposal to:
a.	effect a reverse share split of the Ordinary Shares and the High Voting Shares at an exchange ratio to be determined and established by the Management Board (voting item);
b.	reduce the nominal value per Ordinary Share to €0.01 per Ordinary Share (post-reverse share split) without repayment or any other payment by the Company (voting item);
c.	reduce the nominal value per High Voting Share to €0.25 per High Voting Share (post-reverse share split) without repayment or any other payment by the Company (voting item); and
d.	amend the Company's articles of association to implement the foregoing (voting item)
6. Proposal to:
a.	approve the issuance of one or more convertible debenture(s) by the Company (the Debentures) to YA II PN, Ltd., which may be converted into Ordinary Shares, in accordance with their terms (voting item);
b.	grant the rights to subscribe for Ordinary Shares to the holder(s) of the Debentures (the Debenture Shares) whereby the number of Ordinary Shares and the issue price thereof will each time be calculated in accordance with the terms of the Debentures (as amended from time to time in accordance with their terms) (voting item);

c.	effect and approve the potential issuance of more than 20% of the Company’s outstanding shares upon the conversion of one or more of the Debenture(s), in accordance with the requirement of Nasdaq Listing Rules 5635(b) and 5635(d) (voting item); and
d.	exclude pre-emption rights in relation to the Debentures and the granting of rights to subscribe for the Debenture Shares (voting item)
7. One or more amendments to the Company’s articles of association, in such a manner that the authorized capital of the Company is with each amendment amended to facilitate the issue of all Debenture Shares, each time, as the Management Board shall determine (voting item)
8. Amendment policy of the Company concerning the compensation of Managing Directors (voting item)
9. Amendments to the Company’s articles of association, in such a manner that the binding nomination of the current majority shareholders to appoint members of the Supervisory Board is deleted (voting item)
10. Appointment of George O'Leary as member of the Management Board, for a period of one (1) year (voting item)
11. Acceptance of the resignation of Sandra Vogt-Sasse, Thomas Wiedermann and Martin Sabbione as members of the Supervisory Board (voting item)
12. Appointment of Christopher Schreiber as member of the Supervisory Board, for a period of one (1) year (voting item)
13. Appointment of David Dodge as member of the Supervisory Board, for a period of one (1) year (voting item)

5.	This power of attorney is granted with full power of substitution.

6.	The relationship between the Principal and the Proxyholder under this power of attorney is governed exclusively by the laws of the Netherlands.

SIGN HERE

Please return this signed proxy via regular mail or e-mail, no later than 6.00 am on January 26, 2024, to:

Sono Group N.V.

c/o D. Lisitsyn

Waldmeisterstrasse 76

80935 Munich

Germany

(corporateoffice@sonomotors.com)

If the Principal is a (beneficial) owner of shares in the Company's capital, please enclose:

(i)	proof of (beneficial) ownership of the underlying shares on the record date, such as a recent account statement;

(ii)	proof of identity; and

(ii)	if relevant, a signed proxy from the relevant holder of those underlying shares on the record date for the EGM (record date being January 3, 2024).